

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 29, 2017

<u>Via E-mail</u>
Kevin Kearney
Chief Executive Officer
Led Lighting Company
2090 Novato Boulevard
Novato, CA 94947

      Re: **Led Lighting Company**
                Form 10-K for the Fiscal Year Ended December 31, 2016
                Filed April 17, 2017
                File No. 000-54146

Dear Mr. Kearney:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Martin James

                           Martin James
                           Senior Assistant Chief Accountant
                           Office of Electronics and Machinery